July 24, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: Tower One Wireless Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type :              Annual General and Special Meeting

Record Date for Notice of Meeting : August 03, 2020

Record Date for Voting (if applicable) : August 03, 2020

Beneficial Ownership Determination Date : August 03, 2020

Meeting Date : September 09, 2020

Meeting Location (if available) : Virtual meeting

Issuer sending proxy related materials directly to NOBO: Yes

Issuer paying for delivery to OBO: No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders No

NAA for Registered Holders No

Voting Security Details:

Description	CUSIP Number	ISIN

CLASS A COMMON	89186Q101	CA89186Q1019

Sincerely,

Computershare
Agent for Tower One Wireless Corp.